UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

                                                   Nascent Biotech Inc.
(Name of Issuer)

                                                             Common Stock, par value $0.001 per share
(Title of Class of Securities)

                                                                                       63108Q101
(CUSIP Number)

September 22, 2023

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-l(b)
☒ Rule 13d-l(c)
☐ Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9889X107

1	NAMES OF REPORTING PERSONS
GKCC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
10,000,000 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
10,000,000 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000,000(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Consists of 10,000,000 shares of Common Stock, par value $0.001 of Nascent Biotech Inc. (the “Issuer”).
(2)	Percentage based on a total of 149,636,780 shares of Common Stock outstanding as of August 18, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-55299) filed with the Securities and Exchange Commission on August 18, 2023.

Item 1.
(a)	Name of Issuer:
Nascent Biotech Inc.
(b)	Address of Issuer’s Principal Executive Offices:
623 17th Street, Suite 4
Vero Beach, Florida 32960
Item 2.
(a)	Name of Person filing:

This Schedule 13G is GKCC, LLC, a Delaware limited liability company (the “Reporting Person”).

(b)	Address or Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is 501 Silverside Road, Suite 87AVA, Wilmington, Delaware 19809.
(c)	Citizenship:
Delaware
(d)	Title of Class of Securities:
Ordinary Shares
(e)	CUSIP Number:
63108Q101
Item 3.     If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) ☐ An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-l(b)(l)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).
(k) ☐ Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: Not Applicable
Item 4.	Ownership.
The following information with respect to the ownership of the Common Stock by the Reporting Person is provided as of September 22, 2023.
(a) Amount beneficially owned:  10,000,000

(b) Percent of class: 6.3%

(c) Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 10,000,000
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 10,000,000
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 22, 2023
GKCC, LLC

	By:	/s/ Yekaterina Chudnovsky
	Name:	Yekaterina Chudnovsky
	Title:	Authorized Person